Filed Pursuant to Rule 433
Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES M

$2,500,000,000

3.824% FIXED/FLOATING RATE SENIOR NOTES, DUE JANUARY 2028

FINAL TERM SHEET

Dated January 17, 2017

Issuer:	Bank of America Corporation
Ratings of this Series:	Baa1 (Moody’s)/BBB+ (S&P)/A (Fitch)
Title of the Series:	3.824% Fixed/Floating Rate Senior Notes, due January 2028 (the “Notes”)
Aggregate Principal Amount Initially Being Issued:	$2,500,000,000
Issue Price:	100%
Trade Date:	January 17, 2017
Settlement Date:	January 20, 2017 (T+3)
Maturity Date:	January 20, 2028
Ranking:	Senior
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Fixed Rate Coupon:	3.824% payable semi-annually in arrears from and including the Settlement Date to, but excluding, January 20, 2027 (the “Fixed Rate Period”).
Floating Rate Coupon:	Base Rate plus 157.5 basis points, payable quarterly in arrears from and including January 20, 2027 (the “Floating Rate Period”).
Base Rate:	Three-Month LIBOR (Reuters Page LIBOR01)
Interest Payment Dates:	During the Fixed Rate Period, January 20 and July 20 of each year, beginning July 20, 2017 and ending January 20, 2027, subject to following unadjusted business day convention; and during the Floating Rate Period, each of April 20, 2027, July 20, 2027, October 20, 2027 and January 20, 2028, subject to adjustment in accordance with the modified following business day convention (adjusted).
Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period
Business Days:	New York/Charlotte during the Fixed Rate Period and New York/Charlotte/London during the Floating Rate Period
Treasury Benchmark:	10 year U.S. Treasury, due November 15, 2026
Treasury Yield:	2.324%
Treasury Benchmark Price:	97-05+
Spread to Treasury Benchmark:	150bps
Reoffer Yield:	3.824%
Listing:	None
Lead Manager and Sole Book- Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:	ANZ Securities, Inc. BBVA Securities Inc. Danske Markets Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC

Lloyds Securities Inc.

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

Nykredit Bank A/S

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

UniCredit Capital Markets LLC

Junior Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc. Siebert Cisneros Shank & Co., L.L.C. The Williams Capital Group, L.P.
CUSIP:	06051GGF0
ISIN:	US06051GGF00
Concurrent Offering:

$750,000,000 Floating Rate Senior Notes, due January 2023

$1,500,000,000 3.124% Fixed/Floating Rate Senior Notes, due January 2023

$2,000,000,000 4.443% Fixed/Floating Rate Senior Notes, due January 2048

The settlement of the Notes is not contingent on the settlement of any of the concurrent offerings.

Optional Redemption:

The Issuer may redeem the Notes at its option, in whole, but not in part, on January 20, 2027, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon, to but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after January 21, 2018 (or, if additional Notes are issued after January 20, 2017, on or after the later of January 21, 2018 and six months after the issue date of such additional Notes), and prior to January 20, 2027, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the quotation agent described below, the sum of the present values of the scheduled payments of principal and interest on the Notes to be redeemed, that would have been payable from the redemption date to January 20, 2027, not including interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 25 basis points, plus, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release designated “H.15(519),” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, under the caption “Treasury Constant Maturities” for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after January 20, 2027, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the applicable redemption date of the Notes.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining term of the Notes to be redeemed, as if such Notes matured on January 20, 2027 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes as if such Notes matured on January 20, 2027.

“comparable treasury price” means, with respect to any redemption date, (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, or its successor, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, unless that firm ceases to be a primary U.S. government securities dealer in New York City (referred to in this term sheet as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealer(s) that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such notes are in book-entry only form, such Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Because Merrill Lynch, Pierce, Fenner & Smith Incorporated is an affiliate of the Issuer, the economic interests of Merrill Lynch, Pierce, Fenner & Smith Incorporated may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above. Merrill Lynch, Pierce, Fenner & Smith Incorporated is obligated to carry out its duties and functions as quotation agent in good faith.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

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